Free Writing Prospectus

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-152807

A transcript of Environmental Power Corporation’s third quarter 2008 earnings call was independently prepared and published on November 25, 2008 by Seeking Alpha on its website without payment or consideration from Environmental Power Corporation. This transcript may constitute a “free writing prospectus” within the meaning of Rules 405 and 433 under the Securities Act of 1933, as amended, and relates to the registration statement on Form S-3 filed by Environmental Power Corporation (Registration No. 333-152807). Attached is a complete transcript of the call in question prepared by Environmental Power Corporation.

Environmental Power Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Environmental Power has filed with the SEC for more complete information about Environmental Power and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Environmental Power and the underwriter will arrange to send you the prospectus if you request it by calling (888) 884-8339.

Environmental Power Corporation - Q3 2008 Earnings Call Transcript (November 10, 2008 10:00 am ET)

[Operator] Welcome to the Environmental Power’s business update conference call in which management will describe third quarter financial results and provide a business update. I would now like to introduce Micky Thomas, Senior Vice President and CFO.

[Michael E. Thomas] Good morning everyone. We appreciate you joining us for Environmental Power Corporation third quarter 2008 results and business update conference call. As a reminder, this call is being recorded today, November 10, 2008. A replay will be available immediately after this call.

I would also like to note that remarks, comments, or statements made about future expectations, plans, prospects for the company constitute forward-looking statements for purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in the Risk Factors section of our most recent annual report on Form 10-K, quarterly report on Form 10-Q and other filings we make with the SEC. Copies of these documents may be obtained from the SEC or by visiting the investor relations section of our website. These forward-looking statements speak as of today and you should not rely on them as representing our views in the future. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after this call.

With me on the call today, of course, is Rich Kessel, our President and CEO of Environmental Power Corporation. Besides Rich, we have Michael Hvisdos, Executive Vice President of Microgy and Head of our Growth Activities.

We also have on the call Craig Ward, Central Region Manager of the Harris Group. Craig and his group were instrumental in working with Microgy’s staff in analyzing and specifying the modification to the gas conditioning equipment at the Huckabay Ridge facility, and Rich has asked him to provide direct commentary on those modifications so as to assure ourselves that we have reliable operations going forward. The bond analysts also spoke to Craig independently, to achieve comfort in their recent purchase of the California bonds.

This morning’s news release and the company’s 10-Q, which will be filed with the SEC later today, include a detailed presentation of our third quarter results. Rather than review the detailed results, which are reported in the 10-Q, let me highlight a few key items in the third quarter.

The company’s revenues increased to $456,000 in the third quarter of 2008 from $344,000 in the third quarter of 2007. The increase is attributable to revenues from the Huckabay Ridge facility for the month of July 2008. We are presently returning the Huckabay Ridge facility to service. Rich will provide details in a few minutes. We also receive revenues from the three Wisconsin digesters which we manage, operate, and maintain under contract.

For the quarter, operations and maintenance expenses were $1.8 million for the quarter, which also reflects the commercial operations at Huckabay. The results reflect certain non-recurring and start-up expenses, and we expect these expenses at Huckabay to decrease as operations at the facility become more reliable.

General and administrative expenses were lower for the three months ended September 30, 2008, at $2.8 million compared to $3.8 million for the three months ended September 30, 2007. These expenses include non-cash compensation for stock options and stock appreciation rights, which decreased in the third quarter of 2008 to $0.3 million from $0.7 million in the prior year.

In part, the lower G&A costs reflect the company’s recent G&A cost reduction program. The company is significantly reducing its cash expenditures associated with its G&A expenses. We are reducing our costs through cut-backs in each controllable area for a planned 25% G&A savings. The resulting annualized G&A burn rate, on a cash basis, would drop from $11.0 million to $8.25 million. These remaining costs will include significant costs of being a public company.

The loss of $0.33 per share associated with continued operations is attributable to the company’s limited sources of revenue as we build out more anaerobic digester facilities.

We are pleased also to report that we have resolved the weaknesses in our internal controls that were reported in prior filings with the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. None of the disclosed items required changes or restatements of our financial statements, and the necessary controls have now been identified and implemented by our accounting team.

I would now like to discuss our financing initiatives. First, let me recap our subsidiary-level project financing activity during the quarter. In July, we closed on $7.0 million of 7% interest rate tax exempt bonds to finance our Swift project in Grand Island, Nebraska. Despite generally deteriorating financial market conditions globally, in September we successfully closed on another $62.4 million of tax exempt bond financing to support the construction of the Hanford and Riverdale anaerobic digester projects in California.

Those bonds carry an interest rate of 9% and before proceeds can be used for construction, we are required to achieve certain operational and gross profit targets at Huckabay. As these targets are lower than our internal estimates, we expect to satisfy them.

Additionally, we are required to raise an additional $39.0 million to $45.0 million of other funding with the amount depending on whether we close on the tax exempt financing for the Bar 20 project in California.

We do intend to seek additional tax exempt financing in California for the Bar 20 Project in the first quarter of 2009, consistent with special procedures that California has put in place allowing all tax exempt issuers expanded timing flexibility to issue bonds.

With over $100.0 million of restricted cash on our September 30, 2008, balance sheet, we have undertaken to raise the remaining funding, which together with the existing bond proceeds, will fund the construction of our remaining Texas projects, the Swift project, as well as the two California projects.

At the parent company level, we have filed the preliminary prospectus under our shelf registration statement for up to $50 million in debt securities, indicating our intent to draw down $10 million to $25 million through the issuance of convertible notes having a proposed 13% interest rate and a proposed conversion price of $5.40. This financing is expected to close in various tranches over the next 90 days. Any proceeds from the offering of the notes would be dedicated solely to the construction and operation of our subsidiary’s projects and would not be available for general corporate purposes. We believe that in general the notes have been structured in a manner that will meet our stated objective of minimizing the dilutive effects to our common stockholders of raising additional capital.

With that, let me turn the call over to Rich Kessel.

[Richard E. Kessel] I would now like to add some comments regarding the Ziegler debt offering. We have had three sessions with Ziegler sales teams to date and have received a very positive response. Why the interest? Simply stated, this is the last money in. Unlike many other companies seeking financing with a convertible offering, their dilemma is that the funds are being used to cover G&A, the paying down of debt, and the promise of things to come.

Unlike those companies, we have the debt in place. The RNG® offtake agreement is in place with fixed prices, reflecting the premium value of our RNG® products are there to assure steady-state revenue streams, and therefore certainty of future streams and the permits to start construction, thereby transforming this company from a development focus to a sustainable operating company with a strong pipeline of projects to continue our growth. It provides these investors, who focus on the yield of the bonds, a liquid security with a unique opportunity to invest in a renewable energy company with a major player in the evolving carbon offset market.

Our goal, as Micky said, is to raise $25.0 million under this vehicle, which will be closed in various tranches, and then we will seek the remainder of the monies needed to release the California bonds from a variety of potential sources. We are talking to strategic partners, we are considering forward selling of carbon credits, or even another round of convertible debt in the second quarter of 2009 as interest rates come down, if required. We will pursue all means that result in recognizing shareholder value and will entertain any and all possibilities.

I would now like to provide an overview of our operations. Previously the company announced that it was implementing changes at the Huckabay Ridge facility to improve the gas conditioning and related equipment. The improvements to the gas conditioning system have been substantially completed, and final testing of that equipment is underway. From this point forward, the plant is expected to ramp up its production levels through this month and into early December.

As Micky had said earlier, I have asked Craig Ward of the Harris Group to provide an overview of their activities and findings, to address the background of their group, overview of amine glycol as a conditioning system, and also the scope of what they accomplished.

Craig, I would like to turn it over to you.

[Craig Ward] Good morning, this is Craig Ward of the Harris Group. The Harris Group is an engineering and design company. The Dallas office, which is where I am operating out of, which is the Central Region, we have worked with amine treating in the gas processing and the refining industry for over 25 years. A lot of the employees I have at the Dallas office, I have worked together with these gentlemen for over 25 years.

We specialize in amine treating facilities, like I said, in the refining and also the gas processing conditions. We bring to the table our expertise in this in designing safe, operational, and reliable facilities.

We were contracted by Microgy to take a look at the Huckabay facility because they were having some operational problems in the amine treating area. We sent a crew to the field to do a site visit and we reviewed the facility. This was a walk-through of the unit itself. We looked at the operations of how it was operating at that time and we collected all of the equipment data.

We came back to our office in Dallas, and we did a complete simulation of the amine treating portion of the Huckabay plant. The facility was having some problems in operations so we looked at what was the original design capacity of the facility, what is the present gas composition that we would have to be treating, and we looked at the local environmental conditions at the site.

This we started with a slate, with all of this new design we did not do any of the existing simulations. We did not look at those, we treated this as if it were a brand new facility. With our design and simulation, we came across some improvements that we recommended to Microgy. These were recommendations to improve the operations and also the facility operational reliability to reduce operation costs.

What we saw, that there was equipment that was under-sized and then there was also some of the piping needed to be changed to a larger diameter. We worked with Microgy in finding equipment to purchase for the revamp of the unit. This equipment, due to schedule constraints, we were able to find new equipment and also refurbished equipment so that we could meet the end date that Microgy had to get the unit back on line.

We supplied support of the construction activities. During construction, this is the setting of the new equipment, routing of the new pipe, and doing a field check out of the facility to make sure that it was designed and installed like we said. They are presently in a start-up mode for the facility, circulation is being done through the equipment, and the gas is being ready for processing in the facility.

Based on our experience and expertise in designing these types of units, we are fully confident that the unit, as designed and modified under our recommendation, will meet all of the design capacity that was set for the original design of the unit. It will meet the gas composition necessary to have a good product going down to the sales line and it will give a high reliability operational unit which should reduce some of the operational cost which was due to amine losses and so forth.

Our scope of work was mainly the amine treating facility. Microgy had done some revamping of the compressor unit that was out there and that was outside of our scope but that was done to meet operational condition of the pressure going down to the line.

That’s what I have right now. I am available for questions at the end of the comments.

[Richard E. Kessel] Craig, thank you. In hindsight, the mistake I made, obviously, was not being able to find the Harris Group earlier in the process. We did have other consultants. We relied on them, we had some staff who had found these people. That has all been changed out. We brought on new internal staff with greater expertise who were able to find the Harris Group, and really enabled us to have confidence that this system now is truly the system that will take us where we need to be to meet our targets.

So, Craig, I am very grateful to your group. I know that the bond analysts were a very skeptical group, to say the least, and understandably so. Enjoyed the conversations and got comfort from you and your group, and I just want to let you know we appreciate all of that support in getting us to where to we are.

Let me continue with my presentation.

In addition, the plant was taken out of service beginning in August to correct lingering problems related to the original design of the biogas collection system and over-pressure protections systems. We experienced a blockage in the biogas collection system, causing an over-pressurization of two tanks. The blockage originated as large quantities of biogas, at times even greater than what we had contemplated in the facility design, carried over fibrous material that accumulated on intrusive devices, such as instrumentation and valves and plugged the collection system. The tanks’ protections systems worked as designed but it became apparent for reliable operations the best remedy was to modify the biogas collections system to make it consistent with the system incorporated in the next generation of our standard design. Therefore, we put the digesters into a neutral state, and immediately instituted repair of the two tanks, upgraded pressure release systems, and made the necessary improvements to the biogas collections systems, including new valving and instrumentation and pressure monitors.

We are presently, as Craig said, bringing seven of the eight digesters up to the expected biogas production levels with the eighth tank being repaired in the next few weeks, at which time it will be reseeded and brought up to targeted levels of biogas production.

As we bring up the Huckabay Ridge facility to the 100% biogas level previously achieved, I am confident that we have addressed the previous limitations in our process. These limitations negatively affected both our RNG® sales, and as Craig noted, our operating costs. We have a high degree of confidence that we will reach our goal, which is to achieve the same continuous and reliable output level that we have experienced at the Wisconsin facilities where we continue to operate at, or above, output targets.

I would now like to address new project construction and commodity prices. Construction of our projects is on track for achieving our $40.0 million targeted annualized revenue level by the second quarter of 2010. The Swift project is scheduled for completion during the first quarter of 2009. We are planning to complete the Rio Leche and Cnossen projects by the fourth quarter of next year, with the remaining projects scheduled for commercial operations by the beginning of the second quarter of 2010.

Our backlog of 10.7 million MMBtu will supply us with additional projects that we expect to announce as we get closer to construction dates for such facilities.

The company expects to benefit from the significant decrease in commodity prices as commodities such as steel and copper are a significant component of our facilities. Steel components include the digester tanks, rebar, piping, and other equipment, while copper is incorporated, obviously, into electric cables and transformers. In addition, due to the overall slowdown in construction, we are seeing a decrease in delivery times and availability of construction labor. We are presently analyzing the most appropriate contracting philosophy and timing of orders as we prepare for our extensive construction program, which will include at least 32 digesters.

It should be noted that we have already given back $3.0 million of volume cap from that originally requested for the California projects as we continue to improve our project estimates for capital costs.

Relating to the demand for our by-products, we recently announced that we have established a strategic alliance with Organics, with a production of a peat replacement. Their product is known as RePeat, which will utilize a solid by-product from selected Microgy anaerobic digestion facilities. This arrangement allows the company to produce another high-value product from waste streams in additional to our premium-base renewable natural gas. A typical large scale Microgy RNG® project can product 40,000 to 70,000 cubic yards of RePeat product per year, with the associated revenues to the company depending on specific project arrangements. This initiative will further strengthen the company’s ability to generate favorable project economics, again, by turning a waste product into a high-value product.

In addition, we continue dialogue with eco-friendly building product manufacturers who have expressed interest in our solid by-products for their wall board and other products, including furniture. As this market evolves, we will evaluate our involvement and economic implications.

I would now like to provide a market update. There are many things going on and one of the items I would really like to stress is we continue to experience strong interest in our RNG® product due to the increased focus on domestic renewable sources of energy, as well as the possibility of increased mandates related to renewable portfolio standards by several states.

We are also witnessing the possibility of a federal mandate under the new administration. In addition, the expectation of a mandatory cap and trade regime is also increasing, regardless of the present economic conditions, with the debate centering on how such a program could improve economic conditions. The company believes that the increased desire to improve environmental stewardship by industry has also increased the demand and therefore, the potential value of the greenhouse gas offset credit that our facilities generate.

During our last update call, we expressed belief that there would be numerous efforts with the new Congress to pass legislation to promote renewable energy, and we would continue our efforts to obtain parity with other renewable and bio fuels. We are encouraged, therefore, by prospects for an improved climate for renewable natural gas at the federal level.

In the House for example, House Bill HR 9097, introduced by Representative Higgins of New York on September 25, would provide the transferable production tax credit of $4.27 per million Btu for renewable natural gas production from qualifying facilities. This bill would help to put renewable gas production on equal footing with other renewable processes already receiving federal support.

The bill was co-sponsored by Representative Nunas and Representative Emanuel, and you know Emanuel is becoming chief of staff under the Obama administration. The bill has the backing of the American Gas Association, the Gas Technology Institute, and major U.S. utilities and is comparable to a Senate bill introduced by Senator Bill Nelson of Nebraska last year.

We are, of course, grateful for the Congressional support to date and look forward to working with the AGA, the GTI, and interested utilities, to support this important legislation, along with other anticipated initiatives favorable to renewable energy from the incoming Obama administration, the Congress, and key states where we are actively pursuing projects.

We believe that demand for renewable energy and renewable natural gas remains strong. While other renewable energy sources often are highly dependent on subsidies, our project economics do not depend on subsidies, but as we stated many times, we do seek to be on par with other renewables.

The new political climate seems strongly oriented towards renewable energy, and we believe positions the company well to benefit from such legislation. We also believe that there continues to be broad concerns about traditional petroleum-based, as well as food-crop based, renewable transportation fuels. The discussions related to a shift to natural gas continues as a fuel for vehicles and fits well with the nature of our biogas production.

Under the new administration we believe more emphasis will be focused on incentivizing natural gas as a transport fuel, which bodes well for our market position.

While we have experienced volatility in the price of brown gas over the last several months, including the normal softening of prices during the fall season, the price of gas has recovered to the same level that existed when we negotiated our long-term RNG® agreement with PG&E, approximately $7.20 per million Btu. The projected 2010 strip today is $8.22 with a similar price for 2011. It must be remembered that we price our RNG® product at a market price reflecting the value of our green premium, which we believe will increase over time. It is for this reason that we seek longer-term agreements that provide greater certainty in future revenue streams than which exist in the monthly volatile gas markets. We believe that pricing certainty will allow us to attract capital to support our growth.

We also see increased interest in our RNG® as a renewable fuel to displace brown gas in the production of clean energy from users of fuel cells as well as from producers of solar and wind projects seeking to firm up their renewable character of their projects. We believe that these sources of demand increase the market value for our product.

The company believes that all these factors bode well as we seek to maintain our first-mover status in the biogas market, execute on our identified projects totaling 5.0 million MMBtu per year of energy production, and continue to bring forward our development pipeline of over 10.7 million MMBtu of energy production per year.

During the last quarter the company undertook a number of initiatives in its transformation from a development-based company to a sustainable operating company. These seven initiatives have been addressed in this call. Let me just summarize them.

We discussed the means to enhance our capital structure, both with the Zeigler offering and the Bar 20 financing. We have confidence in the Huckabay Ridge in achieving its operating performance and I appreciate, Craig, you being on the line to describe that process. We have taken actions to reduce our G&A costs and plan to maintain those reductions into 2009. We see improvements in our project costs with the decrease in the cost of commodities, which will help reduce our project capital costs and therefore improve our project returns. We have achieved some value already for our by-products with our alliance with Organics and will continue to seek other values for our by-products. And we will continue to seek parity working with the federal agencies, with government, with state agencies, for parity with regards to other renewable and bio fuels and at the same time prepare our next group of projects to continue our growth.

These initiatives form the framework of our decision making and focus the organization at its inflection point in its growth cycle.

Prior to opening the call to questions, I would like to reiterate our targeted project economics, which are consistent to what we have previously stated.

Our target output on a typical project is 635,000 MMBtu per year. Our carbon credit allowances range from 75,000 to 250,000 and we use on average approximately 130,000 tons in our economics.

The solid by-product revenue associated with Organics will vary by project and project arrangements. It could be anywhere from $200,000 to $500,000 and we are typically using approximately $250,000 for our large RNG® projects.

Our capital costs, again we reiterate, is that $22 million. We believe that this reflects our present thinking and as we do a better job in standardizing the design as we take account the commodity price decreases we have seen, we are hoping to see improvement there.

Our operating cost is still in the range of $2.5 million to $2.7 million. Our financing costs, you know 7% to 9% 30-year money with five-year grace on principal with the capability of leveraging 80/20.

Utilizing these parameters, and using a typical and average price of RNG®, which we have experienced in the past of $9.00, helps reinforce our ability to get an EBITDA to revenue ratio in that 45% to 55%, project returns in the 11% to 16% unlevered case, with returns then leveraged based on 80/20, 25% to 32%.

We have confidence in this model. We believe it will prove out as we bring our projects on line.

I would now like to open the discussion to answer questions from the audience.

[Operator] Your first question comes from Daniel Mannes - Avondale Partners.

[Daniel Mannes - Avondale Partners] Just talk a little bit about some of the changes that have come through on the timing of projects. Obviously this is financing-driven. Can you give us a little comfortable on how comfortable you are that you will be able to raise the capital on a timely manner in order to be able to complete the two Texas projects in late 2009 and the California projects in Q2 of 1010, because it’s not a surprise that you are pushing it back but it is basically a full-year push back from what you were looking at before.

[Richard E. Kessel] Well, in Texas we were looking at August of next year and we have pushed that back just because of all the activities. And I want to be able to take advantage, you know, we have the tank orders, we’re in the process of reviewing that and also right now we want to make certain that we’re getting all the advantage there. So I’m giving up somewhat on schedule but getting the ability to really impact capital costs.

In addition, what we’re seeing is that some of the long-lead items that before were causing us to have this time frame on schedule, could actually improve. I can’t guarantee anything, that we’re going to be able to pull them in, but I wanted to give what I felt was a fair estimate of the things that we’re trying to do to control the capital costs, take advantage of the commodity world and the changes there, and try and bundle, as I said, all the tanks under some kind of master agreement with points of which we can release the orders and get the benefit of the pricing.

So with regards to the Texas, we are very comfortable in moving that ahead, with the moneys that we are raising right now. Obviously in California it’s a bigger nut to raise, but there is a lot of interest in us as a company.

Biogas is becoming more of the norm. Wind is sort of played out, solar is played out, biogas, you see what is going on in legislation, which was very positive for us and we certainly have come up high on the radar screen of a number of companies, including European-based companies, with regards to working with us and possibly investing us at the project level or at the company level.

[Daniel Mannes - Avondale Partners] So you are sort of implying that the $10 million to $25 million you can potentially raise for the convertibles would go towards primarily the Texas projects. Where does that leave you as of today in terms of what you are able to invest? Are you able to draw down the existing Texas bond proceeds? And what is your current cash position, at least at the end of the quarter and how much flexibility do you have to be spending now ahead of the convertible closing?

[Richard E. Kessel] What we have is in Texas both Rio Leche and Cnossen, we have the ability to draw down those funds. There [are] no limitations on that. The $10 million to $25 million that we are seeking to raise would go a long way to provide, obviously, the equity that is needed just for those two, get those into the ground, draw the funds, and go from there. So I think that’s a given. With regards to your second question, Micky will provide you that.

[Michael E. Thomas] As far as cash position, the unrestricted cash balance of the company as reported as of September 30 is $6.4 million and again, we believe that that cash balance is adequate to take us into early 2009 timeframe.

[Daniel Mannes - Avondale Partners] And just walking through the California bond situation real quick, whatever you raise under these convertibles, even if they go into the Texas projects, would that count toward that $39 million to $45 million you need to raise under the California? And number two, how are you looking to work out the balance of that in order to be able to be able to utilize those bond proceeds?

[Richard E. Kessel] The answer to the first question is yes. Any and all money we raise, and that could be money, and then the second part of your answer is, in dealing with the strategic entities, either investment in the project level, obviously that investment goes towards the moneys needed also. So the reason we took $10 million to $25 million is because we wanted to have enough time during those discussions to see exactly how much money we ourselves need to raise versus bring in through these either partnerships, investments, etc.

[Daniel Mannes - Avondale Partners] And would you say these investments, both the convertible as well as any strategic, is that contingent effectively on Huckabay meeting its performance test?

[Richard E. Kessel] No. We’ve had a lot of discussions and people understand that Huckabay, while it has been unfortunate, we have solved that problem. We are confident in solving that problem. I believe we will start, and confident that we will have the news that we expect out of that project.

[Daniel Mannes - Avondale Partners] And on the recent announcement to Organics, obviously we are happy to see an incremental revenue stream, but what I’m wondering is have you seen, is there any precedent for people selling the solid leftover, especially after a co-digestion operation? Does that change the quality at all? How much visibility do you have on the salability of this product?

[Richard E. Kessel] We have had over three months of testing of our product, of our solids, with Organics and the end users that Organics deals with, and it’s come out very positive. So we would never announce something unless we had faith that the co-digestion aspects of our process would not impair the quality of the solids. So that already has been done.

[Daniel Mannes - Avondale Partners] Does that restrict any of the substrates you can use?

[Richard E. Kessel] No. I understand we had calls in from a couple of the other analysts that needed to break off and they are going to call us back. With that I believe we are pretty much coming to a close. I would just like to make a couple of summary points.

In summary, this management team is confident in our business model. We see market conditions improving for our R&G product, which we see as expanding, whether it be transport, whether it be other uses.

We see the potential for the federal subsidies and giving us real parity with other renewable, and we will be successful in transforming from a development company to a sustainable operating company.

I want to thank you for your interest and support and I look forward to any questions which might not have been addressed for Micky or myself, we are always available. Again, thank you for your attention.